# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aqua Metals, Inc., CIK 0001621832
CUSIP: 03837J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5370 Kietzke Lane, Suite 201, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-23-039942
Filed by CIK 0001540172

## Reporting persons
- Alex Cushner: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 24,720; shared voting power 809,312; sole dispositive power 24,720; shared dispositive power 809,312; aggregate amount beneficially owned 834,032 (11.7% of the class)

## Item 1. Issuer
Name of issuer: Aqua Metals, Inc.
Address of issuer's principal executive offices: 5370 Kietzke LaneSuite 201Reno, NV 89511

## Item 2. Person Filing
Name of person filing: Alex Cushner
Address of principal business office or, if none, residence: 30 Sarah Drive, Mill Valley, CA 94941
Citizenship: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 834,032
Percent of class: 11.7
Sole power to vote or to direct the vote: 24,720
Shared power to vote or to direct the vote: 809,312
Sole power to dispose or to direct the disposition: 24,720
Shared power to dispose or to direct the disposition: 809,312

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As reported above, Mr. Cushner is deemed to beneficially own 809,312 shares held in client accounts over which he holds discretionary authority. These shares are also reported as beneficially owned by Robert W. Baird & Co. Incorporated, Mr. Cushner's employer, as set forth in a Schedule 13G filed with the Securities & Exchange Commission on February 11, 2025. The respective clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Cushner declares that his discretionary authority in respect of these shares shall not be construed as an admission that he is the beneficial owner thereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alex Cushner: Alex Cushner, To Come (02/14/2025)